UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 000-49750

/X/ Form 10-K /_/ Form 20-F /_/ Form 11-K /_/ Form 10-QSB /_/ Form N-SAR

For Period Ended: June 30, 2002

(Check One):

                                   [X] Transition Report on Form 10-K
                                   [ ] Transition Report on Form 20-F
                                   [ ] Transition Report on Form 11-K
                                   [ ] Transition Report on Form 10-Q
                                   [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


Copies of Communications Sent to:

         Carmine Bua, Esq.                    Mintmire & Associates
         3838 Camino Del Rio N, Suite 333     265 Sunrise Avenue, Suite 204
         San Diego, CA 92108                  Palm Beach, FL 33480
         Tel: (619) 280 8000                  Tel: (561) 832-5696
         Fax: (619) 280 8001                  Fax: (561) 659-5371

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART 1 -- REGISTRANT INFORMATION

                              OCEAN RESOURCES, INC.
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                             Full Name of Registrant

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                            Former Name if Applicable

                               232A Royal Palm Way
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            Address of Principal Executive Office (Street and Number)

                              Palm Beach, FL 33480
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                            City, State and Zip Code

                      3838 Camino Del Rio North, Suite 333
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        Former Address of Principal Executive Office (Street and Number)

                               San Diego, CA 92108
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                         Former City, State and Zip Code

                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              ART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company recently hired Stephen Durland of Durland & Co., CPAs, P.A. to be the Company's Chief Financial Officer. As a result, Mr. Durland has not yet had an adequate opportunity to familiarize himself with the Company's accounts. The Company's Annual Report on Form 10KSB could therefore not be filed timely without unreasonable effort or expense to the Company.

                           ART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Carmine Bua                   (619)           280-8000
Donald F.  Mintmire, Esq.     (561)           832-5696
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    (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [_] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [_] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                                   SIGNATURES



                              OCEAN RESOURCES, INC.
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                  (Name of Registrant as Specified in Charter)



In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    September 30, 2002

By: /s/Stephen H. Durland
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Stephen H. Durland
Chief Financial Officer